

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2011

Mr. Noland Granberry
Chief Financial Officer
Silicon Image, Inc.
1060 East Arques Avenue
Sunnyvale, CA 94085

> **Re:** **Silicon Image, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 17, 2011**
> **File No. 0-26887**

Dear Mr. Granberry:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

1.   We note from your disclosures on page 70 that a significant portion of your revenues is derived from sales to Japan. With a view toward disclosure in future filings, please tell us what impact, if any, the March 11, 2011 earthquake and tsunami may have on your operations in current and future periods.

Item 7A. Quantitative and Qualitative disclosures About Market Risk, page 39

Foreign Currency Exchange Risk, page 40

2.   We note information required under this item should address each individual foreign
        currency risk for financial instruments held as of the end of the latest fiscal year. In
        future filings, please provide separate sensitivity analysis for each such material foreign
        currency risk and specify whether the potential change is in future earnings, fair values or
        cash flows. Refer to Item 305(a)(1)(ii)(A) of Regulation S-K and the examples in the
        Appendix to Item 305.

Consolidated Balance Sheets, page 45

3.   We note the presentation of treasury stock here and in your statements of stockholders'
        equity. Please revise future filings to clarify whether or not your treasury stock has been
        formally retired. If such shares are still considered issued but not outstanding, please
        disclose in future filings the total number of treasury shares held as of the date of each
        balance sheet presented.

Consolidated Statements of Operations, page 46

4.   In future filings, please separately state here, or in a footnote to this line item, material
        amounts of miscellaneous income, other non-operating income, and non-operating
        expenses. In this regard, we note the $1.4 million foreign currency translation adjustment
        disclosed on page 55. Refer to Rule 5-03(b)7 through 9 of Regulation S-X.

Notes to Consolidated Financial Statements

Note 7 – Legal Proceedings, page 71

5.   We note your disclosures here regarding negotiations with "Red.com" and you have
        received a proposed draft of the settlement agreement. With a view toward enhanced
        disclosure in future filings, explain to us why you believe that you are unable to
        reasonably estimate a range of loss, if any, at this time. In this regard, explain why you
        do not believe the draft settlement agreement provides a basis for such an estimate. Refer
        to paragraphs 450-20-50-1 through 50-10 of the FASB Accounting Standards
        Codification.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief